   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 21, 2001.

                                                    REGISTRATION NO. 333-      .
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           --------------------------

                                    FORM S-2

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                  METROPOLITAN MORTGAGE & SECURITIES CO., INC.

             (Exact Name of Registrant as Specified in its Charter)

          WASHINGTON                601 WEST FIRST AVENUE                 91-0609840
 (State or other jurisdiction   SPOKANE, WASHINGTON 99201-5015         (I.R.S. Employer
              of                        (509) 838-3111               Identification No.)
incorporation or organization)

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        C. PAUL SANDIFUR, JR., PRESIDENT
                  METROPOLITAN MORTGAGE & SECURITIES CO., INC.
                             601 WEST FIRST AVENUE
                         SPOKANE, WASHINGTON 99201-5015
                                 (509) 838-3111

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                WITH COPIES TO:

                           Robert J. Ahrenholz, Esq.
                                 Kutak Rock LLP
                       717 Seventeenth Street, Suite 2900
                             Denver, Colorado 80202
                                 (303) 297-2400

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. /X/

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

          TITLE OF EACH CLASS                  AMOUNT          PROPOSED MAXIMUM      PROPOSED MAXIMUM         AMOUNT OF
          OF SECURITIES TO BE                   TO BE           OFFERING PRICE          AGGREGATE           REGISTRATION
              REGISTERED                     REGISTERED            PER UNIT        OFFERING PRICE(1)(2)        FEE(3)
Investment Debentures, Series III and
  III-A                                     $100,000,000              --              $100,000,000             $25,000

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).
(2) Includes $20,000,000 of investment debentures that remains unsold and are being carried forward from Registration Statement No. 333-94131 pursuant to Rule 429 of the Securities Act of 1933, for which a filing fee of $5,000 was previously paid.
(3) A filing fee of $5,000 was previously paid for the $20,000,000 of investment debentures carried forward from Registration Statement No. 333-94131 pursuant to Rule 429.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(a) MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THIS PROSPECTUS AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 21, 2001

                                   PROSPECTUS

[LOGO]

                  METROPOLITAN MORTGAGE & SECURITIES CO., INC.
     UP TO $100,000,000 INVESTMENT DEBENTURES, SERIES III AND SERIES III-A

We are offering investment debentures with the following terms:

- The debentures are unsecured debt instruments, senior only to our outstanding equity securities.

- The debentures rank equally with our unsecured debt and are subordinate to all of our secured debt.

MINIMUM INVESTMENT             TERM TO MATURITY                     ANNUAL INTEREST RATE(1)
------------------             ----------------                     -----------------------
       $100                       120 Months                                  .%
       $100                    96 to 119 Months                               .%
       $100                     72 to 95 Months                               .%
       $100                     60 to 71 Months                               .%
       $100                     48 to 59 Months                               .%
       $100                     36 to 47 Months                               .%
       $100                     24 to 35 Months                               .%
       $100                     12 to 23 Months                               .%
     $250,000                     120 Months                                  .%
     $250,000                  60 to 119 Months                               .%
                          INSTALLMENT PAYMENT OPTION
      $2,000                   60 to 120 Months                              .%(2)
                           DISCOUNT DEBENTURE OPTION              ANNUAL RATE OF ACCRETION(3)
      $1,000                    36 to 47 Months                               .%
      $1,000                    48 to 59 Months                               .%
      $1,000                   60 to 119 Months                               .%
      $1,000                      120 Months                                  .%

---------------
       (1) You may elect to receive interest payments monthly, quarterly, semi-annually or annually.

       (2) Under the installment option you will receive equal monthly installments of principal and interest in accordance with an amortization schedule that you select.

       (3) Under the discount debentures, you will not receive any principal or interest payments until maturity of the discount debenture. Discount debentures will be issued at a discount to their aggregate principal amount due at maturity. The discount debentures will accrete in value representing the amortization of original issue discount at the rates specified in the table above from the date of issue until the date of maturity, compounded semi-annually. Discount debentures will be issued as Series III-A debentures, and will rank equally with Series III debentures.

         YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 10 IN THIS PROSPECTUS.

                                               PER DEBENTURE   TOTAL IF ALL DEBENTURES ARE SOLD
                                               -------------   --------------------------------
Public offering price........................     100%                 $100,000,000
Sales commissions*...........................    0 to 6%              None-$6,000,000
Maximum proceeds to Metropolitan (before
  expenses)..................................  94 to 100%        $94,000,000-$100,000,000

* You will not incur a direct sales charge. Debentures earn interest or accrete in value without deduction for sales commissions. We will reimburse our sales agents for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of debentures depend upon the terms of the sale and upon whether the sales are reinvestments or new purchases. See "PLAN OF DISTRIBUTION."

- Currently, there is no trading market for the debentures and you should not expect one to be established in the future.

-  The debentures are being issued in book-entry form only.

-  We may withdraw, terminate or cancel this offering without notice.

- We are offering the debentures on a continuous, best efforts basis, and there is no minimum amount of debentures that must be sold before we use the proceeds or terminate the offering.

- The proceeds from sales of debentures will be paid to us promptly following each sale and will not be placed in an escrow account.

-  You may not purchase debentures under this prospectus after January 31, 2002.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    METROPOLITAN INVESTMENT SECURITIES, INC.

                  The date of this prospectus is       , 2001.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
PROSPECTUS SUMMARY..........................................      3

RISK FACTORS................................................     10

FORWARD-LOOKING STATEMENTS..................................     12

USE OF PROCEEDS.............................................     12

DESCRIPTION OF DEBENTURES...................................     13

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS..................     17

PLAN OF DISTRIBUTION........................................     20

LEGAL MATTERS...............................................     20

EXPERTS.....................................................     21

AVAILABLE INFORMATION.......................................     21

INCORPORATION OF DOCUMENTS BY REFERENCE.....................     21

                            ------------------------

    You should only rely on the information contained in this prospectus. We have not, and the sales agents have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the sales agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED IN THIS PROSPECTUS. BECAUSE IT IS ONLY A SUMMARY, IT IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE DEBENTURES. YOU SHOULD READ BOTH THIS PROSPECTUS AND THE ATTACHED ANNUAL REPORT ON FORM 10-K OF METROPOLITAN FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000, CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                THE METROPOLITAN CONSOLIDATED GROUP OF COMPANIES

GENERAL

    Metropolitan was incorporated in the State of Washington in January 1953. Its principal executive offices are located at 601 West First Avenue, Spokane, Washington 99201-5015. Its mailing address is P.O. Box 2162, Spokane, Washington 99210-2162 and its telephone number is (509) 838-3111. Metropolitan and its subsidiaries are collectively referred to in this prospectus as the "consolidated group," while the terms "Metropolitan," "we" and "our" refer solely to the parent company, Metropolitan Mortgage & Securities Co., Inc.

HISTORY

    Metropolitan's controlling shareholder is C. Paul Sandifur, Jr.
Mr. Sandifur has control through his voting power over a family trust and through his direct ownership of common stock. See "Item 12" in Metropolitan's Annual Report on Form 10-K for the year ended September 30, 2000, which is attached to this prospectus. As a result of Mr. Sandifur's common control, we have several other affiliates, including Summit Securities, Inc., Old Standard Life Insurance Company and Old West Annuity & Life Insurance Company. Collectively, these affiliated companies are referred to as "affiliated companies." The chart on the next page depicts the relationship of some of the significant companies in the Metropolitan consolidated group, which excludes affiliated companies that are not subsidiaries of Metropolitan.

BUSINESS

    The consolidated group is engaged in a nationwide business of acquiring, holding and selling receivables. These receivables include real estate contracts and promissory notes that are secured by first position liens on real estate. Historically, these receivables have been secured primarily by residential real estate. In January 2001, the consolidated group discontinued its residential mortgage loan origination activities. During 2001, the consolidated group projects expansion of the origination of loans collateralized by commercial real estate. The commercial loans originated by the consolidated group are typically collateralized by various commercial real estate properties, including multi-family properties.

    The consolidated group also invests in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes, equipment leases and other investments. The receivables secured by real estate are typically nonconventional because they were either financed by the sellers of the properties involved or they were originated by institutional lenders who originate loans for borrowers with impaired credit or for non-conventional properties. In addition to receivables, the consolidated group invests in other assets, including U.S. Treasury obligations, corporate bonds and other securities.

    The consolidated group's capital to invest in these receivables comes from several sources. The consolidated group uses funds generated from the sale of receivables, collateralized borrowings, receivable cash flows, the sale of annuities, the sale of debt and equity securities, the sale of real estate and securities portfolio earnings.

    The consolidated group provides services to the affiliated companies for a fee and engages in various business transactions with the affiliated companies. Metropolitan provides receivable acquisition services to the affiliated companies and to our insurance subsidiary, Western United Life Assurance Company. Metropolitan's wholly owned subsidiary, Metwest Mortgage
Services, Inc., conducts receivable collection and servicing activities for the affiliated companies, Metropolitan and Western United.

    The consolidated group owns various properties acquired through repossession and other sources. These properties are held for sale and/or development. For a more detailed discussion of the business of the consolidated group, see "Item 1" in Metropolitan's Annual Report filed on Form 10-K for the year ended
September 30, 2000, which is attached to this prospectus.

ORGANIZATIONAL CHART
(as of December 31, 2000)

    The chart below lists the consolidated group's principal operating subsidiaries and their ownership.

                                    [CHART]

------------------------

* The remaining 3.5% of Consumers Group Holding Co., Inc. is owned by Summit Securities, Inc.

    METROPOLITAN MORTGAGE & SECURITIES CO., INC.: Parent organization; invests in receivables and other investments, including real estate development, which are principally funded by proceeds from receivable investments, other investments, and securities offerings.

    CONSUMERS GROUP HOLDING CO., INC.: A holding company; its sole business activity is being a shareholder of Consumers Insurance Co., Inc.

    CONSUMERS INSURANCE COMPANY: Inactive property and casualty insurer; its principal business activity is being a shareholder of Western United Life Assurance Company.

    WESTERN UNITED LIFE ASSURANCE COMPANY: Metropolitan's largest subsidiary and largest company within the consolidated group; is engaged in investing in receivables and other investments principally funded by annuity contract sales and premiums from the sale of life insurance policies.

    METWEST MORTGAGE SERVICES, INC.: Performs loan origination, collection and servicing functions. It is an FHA/HUD licensed servicer and lender and is licensed as a Fannie Mae seller/servicer.

                       SUMMARY OF THE DEBENTURE OFFERING

Debentures offered...........................  We are offering up to $100,000,000 in principal amount at maturity of investment debentures, series
                                               III. They will be issued at the minimum investment
                                               amounts, terms and rates listed on the cover page of
                                               this prospectus. There is no minimum amount of
                                               debentures that must be sold before we use the
                                               proceeds or terminate the offering. Debentures will
                                               be issued in book-entry form only.

Ranking......................................  The debentures are unsecured debt instruments of
                                               Metropolitan. At December 31, 2000, we had
                                               outstanding approximately $153,759,000, including
                                               principal and compounded and accrued interest, of
                                               investment debentures series III, $73,879,000,
                                               including principal and compounded and accrued
                                               interest, of investment debentures series I and II,
                                               $25,000,000 of notes, and $19,021,000 of other
                                               payables that rank equally with the debentures, and
                                               $40,349,000, including principal and accrued
                                               interest, of collateralized debt and similar
                                               obligations, excluding insurance subsidiary reserves,
                                               ranking senior to the debentures.

Discount debentures..........................  You have the option to purchase debentures at a discount to the principal amount due at maturity,
                                               known as discount debentures. There will be no
                                               principal or interest payments on the discount
                                               debentures until they mature. For a discussion of the
                                               special tax consequences involved with purchasing
                                               discount debentures, see the section entitled
                                               "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS--Original
                                               Issue Discount on the Discount Debentures" in this
                                               prospectus.

Principal and interest payments..............  You may elect one of four options to receive principal and interest payments on the debentures:
                                               (1) to receive interest monthly, quarterly or
                                               semi-annually without compounding, or annual payments
                                               of interest that are compounded semi-annually, (2) to
                                               leave the interest with Metropolitan until maturity
                                               and it will compound semi-annually, (3) for the
                                               debentures purchased under the installment option,
                                               equal monthly installments of principal and interest
                                               in accordance with an amortization schedule that you
                                               select, or (4) for the

                                               discount debentures, to forgo regular interest
                                               payments and purchase the debenture at a discount to
                                               the principal amount due at maturity, and receive the
                                               full principal amount at maturity. We may change the
                                               minimum investment amounts, terms and interest or
                                               accretion rates on unissued debentures offered in
                                               this prospectus from time to time by supplementing
                                               this prospectus. The terms of debentures issued prior
                                               to the date of any change will not be affected by the
                                               change.

Use of proceeds..............................  We will use the proceeds from the sales of this debenture offering to invest in receivables and to
                                               make other investments, which may include investments
                                               in existing subsidiaries, new business ventures or to
                                               acquire other companies. We may also use the proceeds
                                               to pay principal and/or interest on investment
                                               debentures, pay preferred stock dividends and for
                                               general corporate purposes.

Risk factors.................................  Purchasing the investment debentures involves risks.
                                               You should review the risks described in this
                                               prospectus and those described in the attached Annual
                                               Report on Form 10-K of Metropolitan before you invest
                                               in the debentures. See "RISK FACTORS" for a
                                               discussion of the risks associated with investing in
                                               the debentures.

                                 CAPITALIZATION

    The following table shows the capitalization of the consolidated group at December 31, 2000.

                                                                 AMOUNT
                           CLASS                              OUTSTANDING
                           -----                              ------------
DEBT PAYABLE:

  Note payable to Federal Home Loan Bank of Seattle,
    interest rates ranging from 7.27% to 7.48%; maturity
    dates ranging from March 2005 to March 2015;
    collateralized by $70,500,000 of mortgage-backed
    securities..............................................  $ 22,000,000
  Note payable to Old Standard Life Insurance Company;
    interest at 10.50% per annum; due June 30, 2005;
    collateralized by commercial land located in Pasco,
    Washington..............................................     4,500,000
  Note payable to IDS Life Insurance Company, interest at
    7.04% per annum; due August 1, 2019; collateralized by
    Metropolitan Financial Center located in Spokane,
    Washington..............................................    11,737,664
  Real estate contracts and mortgage notes payable, interest rates ranging from 5% to 11.6% per annum, due through
    2026; collateralized by senior liens on certain of the
    Company's real estate contracts, mortgage notes and real
    estate held for sale....................................     1,950,753
  Accrued interest payable..................................       160,454
                                                              ------------
    Total Debt Payable......................................    40,348,871
                                                              ------------

DEBENTURE BONDS:
  Notes, maturing in 2004, at 9%............................    25,000,000
  Investment Debentures, Series III maturing in 2000 to
    2010, at 5.5% to 11%....................................   144,623,136
  Investment Debentures, Series II maturing in 2000 to 2002,
    at 5.5% to 11%..........................................    61,928,611
  Installment Debentures Series I, maturing in 2000 to 2007
    at 7.5% to 10.25%.......................................        14,186
  Compound and accrued interest.............................    21,072,132
                                                              ------------
    Total Debenture Bonds...................................   252,638,065
                                                              ------------

STOCKHOLDERS' EQUITY:
  Preferred Stock...........................................    16,837,593
  Common Stock..............................................       218,250
  Additional paid-in capital................................    31,668,868
  Accumulated comprehensive loss............................   (10,571,193)
  Retained earnings.........................................    12,327,699
                                                              ------------
    Total Stockholders' Equity..............................    50,481,217
                                                              ------------
    Total Capitalization....................................  $343,468,153
                                                              ============

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The summary consolidated financial data shown below as of September 30, 2000 and 1999 and for the years ended September 30, 2000, 1999 and 1998, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Metropolitan's Form 10-K for the year ended September 30, 2000, which is incorporated in this prospectus by reference and attached to this prospectus. The summary consolidated financial data shown below as of September 30, 1998, 1997 and 1996 and for the years ended September 30, 1997 and 1996, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from consolidated financial statements not included elsewhere in this prospectus. The summary consolidated financial data shown below as of and for the three months ended December 31, 2000 and 1999, other than the ratio of earnings to fixed charges and preferred stock dividends, have been derived from, Metropolitan's Form 10-Q for the quarter ended December 31, 2000, which is incorporated by reference and attached to this prospectus.

                                         THREE MONTHS ENDED
                                            DECEMBER 31,                            YEAR ENDED SEPTEMBER 30,
                                       -----------------------   --------------------------------------------------------------
                                          2000         1999         2000         1999         1998         1997         1996
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                           (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenues.............................  $   33,921   $   38,901   $  171,422   $  165,008   $  155,815   $  155,135   $  156,672
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Income (loss) before minority
  interest...........................      (4,262)      (1,777)      (7,598)  $   16,593   $   10,453   $    9,791   $    8,146
Income (loss) allocated to minority
  interests..........................          12          (18)          (3)        (318)        (126)        (123)        (108)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)....................      (4,250)      (1,795)      (7,601)      16,275       10,327        9,668        8,038
Preferred stock dividends............      (1,161)      (1,076)      (4,553)      (3,642)      (3,732)      (4,113)      (3,868)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) applicable to common
  stockholders.......................      (5,411)      (2,871)  $  (12,155)  $   12,633   $    6,595   $    5,555   $    4,170
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Ratio of earnings to fixed charges...          (1)          (1)          (1)        1.12         1.75         1.77         1.46
Ratio of earnings to fixed charges
  and preferred stock dividends......          (1)          (1)          (1)          (1)        1.37         1.31         1.14

PER COMMON SHARE DATA:
Basic and diluted income (loss) per
  share applicable to common
  stockholders(2)....................  $  (55,789)  $  (22,252)  $ (103,006)  $   97,933   $   50,728   $   42,733   $   32,073
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average number of common
  shares outstanding.................          97          129          118          129          130          130          130
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Cash dividends per common share......  $      600   $      600   $    2,400   $    2,400   $    1,200   $       --   $       --
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========

CONSOLIDATED BALANCE SHEET DATA:
Total assets.........................  $1,150,261   $1,174,144   $1,141,554   $1,230,957   $1,226,665   $1,112,389   $1,282,659
Debentures, line of credit advances,
  other debt payable and securities
  sold, not owned....................  $  292,987   $  276,259   $  288,346   $  336,233   $  323,908   $  190,131   $  363,427
Stockholders' equity.................  $   50,481   $   68,886   $   56,858   $   71,704   $   58,757   $   54,113   $   46,343

------------------------

(1) Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $7.9 million and $4.1 million for the three-month periods ended December 31, 2000 and 1999, respectively, and $17.4 million and $0.8 million for the years ended September 30, 2000 and 1999, respectively. The consolidated ratio of earnings to fixed charges and preferred stock dividends was 1.37, 1.31 and 1.14 for the years ended September 30, 1998, 1997 and 1996, respectively.

    Assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, earnings were insufficient by approximately $7.5 million and $5.5 million for the three-month periods ended
    December 31, 2000 and 1999, respectively, and $20.2 million and $0.4 million for the years ended September 30, 2000 and 1999, respectively. The ratio of earnings to fixed charges and preferred dividends for Metropolitan alone was 1.10, 1.01, and 1.11 for the years ended
    September 30, 1998, 1997, and 1996, respectively.

    Earnings were insufficient to meet fixed charges excluding preferred stock dividends by approximately $6.8 million and $3.1 million for the three-month periods ended December 31, 2000 and 1999, respectively, and $12.8 million for the year ended September 30, 2000. The consolidated ratio of earnings to fixed charges excluding preferred dividends was 1.12, 1.75, 1.77 and 1.46 for the years ended September 30, 1999, 1998, 1997 and 1996, respectively. The ratio of earnings to fixed charges excluding preferred stock dividends for Metropolitan, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments was insufficient by approximately $6.4 million and $4.4 million for the three-month periods ended December 31, 2000 and 1999, respectively, and $15.6 million for the year ended September 30, 2000. The ratio of earnings to fixed charges excluding preferred stock dividends for Metropolitan, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments was 1.13, 1.40, 1.36, and 1.48 for the years ended September 30, 1999, 1998, 1997 and 1996, respectively.

(2) Earnings (loss) per common share, basic and diluted, are computed by deducting preferred stock dividends from net income (loss) and dividing the result by the weighted average number of shares of common stock outstanding. There were no common stock equivalents or potentially dilutive securities outstanding during any period presented.

                                  RISK FACTORS

    WHEN DECIDING WHETHER OR NOT TO PURCHASE THE DEBENTURES, YOU SHOULD CAREFULLY CONSIDER THE RISKS CONTAINED IN THE SECTION ENTITLED "BUSINESS OVERVIEW--FACTORS AFFECTING FUTURE OPERATING RESULTS" OF METROPOLITAN'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2000, INCORPORATED INTO AND ATTACHED TO THIS PROSPECTUS. YOU SHOULD ALSO CONSIDER THE FOLLOWING RISKS ASSOCIATED WITH AN INVESTMENT IN THE DEBENTURES:

    WE WILL RELY, IN PART, ON OUR SUBSIDIARIES TO MAKE PAYMENTS TO US IN ORDER FOR US TO MAKE PAYMENTS ON THE DEBENTURES.

    We depend, in part, on our subsidiaries to make cash payments to us to meet our payment obligations, including our obligation to pay you as a holder of debentures. We and our subsidiaries combined may not generate earnings sufficient to enable us to meet our payment obligations. The indenture does not prevent our subsidiaries from incurring obligations that restrict our subsidiaries' ability to make payments to us. At September 30, 2000, approximately 77% of the Metropolitan consolidated group's assets were held by our insurance company subsidiaries. To use money for dividends, these insurance companies must obtain permission from the insurance commissioner in their state of domicile. If our subsidiaries stopped making payments to us, we may be unable to pay the full amounts owed to you on the debentures.

    OUR EARNINGS HAVE BEEN INSUFFICIENT TO COVER FIXED CHARGES AND PREFERRED STOCK DIVIDENDS FOR THE LAST TWO FISCAL YEARS, WHICH, IF CONTINUED, COULD RESULT IN OUR INABILITY TO PAY YOU THE FULL AMOUNTS YOU ARE ENTITLED TO ON YOUR DEBENTURES.

    Our consolidated net income for the fiscal years ending September 30, 1999 and 2000 was insufficient to cover fixed charges, including preferred stock dividend requirements. The elimination of non-recurring income items would have increased this insufficiency and would also have created an insufficiency in 1998. In order to have the necessary funds to meet our obligations as they become due, we will be required to generate additional earnings, make additional sales of our debentures and preferred stock, or borrow or obtain funds from other sources. If the insufficiency in earnings continues, and if we are unable to sell a sufficient amount of debentures and preferred stock or obtain funds from other sources, we may not have sufficient funds to pay you the full amounts you are entitled to on your debentures.

    METROPOLITAN HAS RECENTLY SHIFTED ITS BUSINESS FOCUS AWAY FROM RESIDENTIAL MORTGAGE LOAN ORIGINATIONS AND SECURITIZATIONS, WHICH COULD RESULT IN DECREASED EARNINGS AND ILLIQUIDITY, CAUSING US TO HAVE INSUFFICIENT FUNDS TO PAY YOU THE AMOUNTS DUE ON YOUR DEBENTURES.

    Metropolitan recently shifted its business focus away from investing in the origination of residential mortgage loans. Metropolitan has also shifted away from using the securitization of receivables as a source of liquidity. These shifts could result in an earnings risk and a lack of liquidity for Metropolitan. If Metropolitan's earnings are reduced, we may not have sufficient funds to pay you the full amounts you are entitled to on your debentures.

    THE INDENTURE DOES NOT RESTRICT OUR ABILITY TO INCUR ADDITIONAL DEBT.

    The debentures are governed by an indenture dated as of July 6, 1979, as supplemented. The indenture does not restrict our ability to issue additional debentures or to incur other debt, including debt that is senior in right of payment to the debentures. We are not required to maintain any specified financial ratios, minimum net worth, minimum working capital or a sinking fund for the debentures. If we issue debt senior to the debentures and subsequently default on the senior debt, you may not receive the full amounts due on your debentures.

    DEBENTURES ARE NOT A LIQUID INVESTMENT DUE TO THE ABSENCE OF AN ESTABLISHED TRADING MARKET.

    There is no trading market for the debentures and it is not anticipated that one will develop. Generally, you cannot have your debentures redeemed until they mature. There are only limited situations in which debentures will be redeemed early. These may include situations where there is a mutual agreement between you and Metropolitan, or when the "prepayment on death" provision applies. You should consider your needs for liquidity before investing in the debentures and you should be prepared to hold any debentures purchased in this offering until their maturity.

    IF YOU PURCHASE DISCOUNT DEBENTURES, ORIGINAL ISSUE DISCOUNT WILL BE INCLUDED IN YOUR GROSS INCOME FOR U.S. FEDERAL INCOME TAX PURPOSES BEFORE YOU RECEIVE ANY CASH PAYMENTS ON THE DISCOUNT DEBENTURES.

    Cash payments on the discount debentures will generally not be paid until the discount debenture matures. However, because the discount debentures will be issued at a substantial discount to their stated principal amount due at maturity, holders of discount debentures will be required to include original issue discount in gross income for U.S. federal income tax purposes in advance of receiving cash payments on the discount debentures. See the section entitled "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS" for a more detailed discussion of these tax consequences.

    IF A BANKRUPTCY PETITION WERE FILED BY OR AGAINST US, YOU MAY RECEIVE A LESSER AMOUNT FOR A CLAIM RELATING TO THE DISCOUNT DEBENTURES THAN YOU WOULD BE ENTITLED TO UNDER THE INDENTURE FOR THE DISCOUNT DEBENTURES, AND YOU MAY REALIZE TAXABLE GAIN OR LOSS UPON PAYMENT OF YOUR CLAIM.

    If a bankruptcy petition were filed by or against Metropolitan Mortgage & Securities Co, Inc. under the U.S. Bankruptcy Code after the issuance of the discount debentures, the claim of a holder of discount debentures with respect to the accreted value of the debentures may be limited to an amount equal to the sum of:

    (1) the initial offering price of the discount debentures; and

    (2) that portion of the original issue discount that is not deemed to constitute "unmatured interest" within the meaning of the U.S. Bankruptcy Code.

    Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the discount debentures under these circumstances may receive a lesser amount than they would be entitled to under the terms of the indenture for the discount debentures, even if sufficient funds are available. In addition, to the extent that the U.S. Bankruptcy Code differs from the Internal Revenue Code in determining the method of amortization of original issue discount, a holder of discount debentures may realize taxable gain or loss upon payment of that holder's claim in bankruptcy.

    ORIGINAL ISSUE DISCOUNT RELATING TO THE DISCOUNT DEBENTURES MAY NOT BE FULLY DEDUCTIBLE BY US.

    Depending on the actual yield to maturity of the discount debentures, they may constitute applicable high yield debt obligations for federal income tax purposes. If they are, we may not deduct any original issue discount that accrues on the discount debentures until we actually pay it. Also, it is possible that a portion of the original issue discount will never be deductible by us. Our inability to deduct original issue discount could increase our tax liability and expense if we operate at a profit, and could have an adverse affect on our business.

    BECAUSE THE DEBENTURES ARE STRUCTURALLY SUBORDINATED TO THE OBLIGATIONS OF OUR SUBSIDIARIES, YOU MAY NOT BE FULLY REPAID IF WE BECOME INSOLVENT.

    Holders of any preferred stock of any of our subsidiaries and creditors of any of our subsidiaries, including trade creditors, have and will have claims relating to the assets of that subsidiary that are senior to the debentures and our other outstanding debt securities. As a result, the debentures and all of our other debts are structurally subordinated to the debts, preferred stock and other obligations of our subsidiaries. The indenture does not prevent our subsidiaries from incurring debt or issuing preferred stock in the future. The indenture does not give holders of the debentures a claim to the assets of any of our subsidiaries. If we become insolvent, debenture holders may not have access to the assets of our subsidiaries, which could cause you to receive less than the full amounts owed to you on the debentures.

    RISK OF HOLDING BOOK-ENTRY DEBENTURES BECAUSE THERE ARE NO PHYSICAL CERTIFICATES TO TRANSFER.

    Our use of book-entry debentures rather than actual physical certificates in this offering could limit the markets for these securities, prevent a secondary market from forming and could delay payments to you. The absence of physical certificates for the debentures may prevent a secondary market from developing because investors may be unwilling to invest in securities if they cannot obtain delivery of physical certificates. The use of book-entry debentures may delay payments to you because distributions on the debentures would be made first to the person in whose name the certificates are registered.

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes or incorporates by reference "forward-looking statements" within the meaning of Section 27A of the Securities Act and
Section 21E of the Exchange Act including in particular the statements about Metropolitan's current expectations, plans, strategies, prospects and projections about future events. Although Metropolitan believes that its statements reflected in or suggested by the forward-looking statements are reasonable, we can give no assurance that these expectations, plans, strategies, prospects and projections about future events will be achieved or actually occur. Metropolitan has included important factors that could cause actual results to differ materially from the forward-looking statements under the heading "Risk Factors" above and elsewhere in this prospectus, including under the headings "Business--Factors Affecting Future Operating Results" and "--Regulation" in its Annual Report on Form 10-K for the year ended
September 30, 2000, incorporated into and attached to this prospectus. These forward-looking statements are subject to and qualified by risks, uncertainties, and assumptions about Metropolitan, including:

    - Our anticipated growth strategies;

    - Anticipated trends in our businesses, including trends in the markets for insurance, mortgages, annuities and real estate;

    - Future interest rate trends, movements and fluctuations;

    - Future expenditures for purchasing receivables; and

    - Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.

                                USE OF PROCEEDS

    If all of the debentures we are offering are sold, we expect proceeds to total $100,000,000 before deducting sales commissions and other expenses. Offering expenses are estimated at $180,000 and sales commissions will be a maximum of six percent (6%) of the offering proceeds. There can be no assurance, however, that any of the debentures can or will be sold.

    In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of the debenture offering (1) for funding investments in receivables and other investments, which may include investments in existing subsidiaries, the commencement of new business ventures or the acquisition of other companies, and then to (2) the development of real estate we currently hold or acquire in the future. We do not have any commitments or agreements for material acquisitions. However, the consolidated group continues to evaluate possible acquisition candidates.

    To the extent internally generated funds are insufficient or unavailable for the retirement of maturing debentures, proceeds of this offering may be used for retiring maturing investment debentures, preferred stock distributions and for general corporate purposes, including debt service and other general operating expenses. In addition to this debenture offering, we currently have an ongoing offering of our preferred stock. Approximately $23.9 million in principal amount of debt securities will mature between February 1, 2001 and January 31, 2002 with interest rates ranging from 6.00% to 9.75% with a weighted average of approximately 7.68% per annum. See "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" under Item 1 in our Annual Report on Form 10-K for the year ended September 30, 2000.

    We anticipate that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above. Since we do not know the total principal amount of debentures that will be sold, we are unable to accurately forecast the total net proceeds generated by this offering. Therefore, we have not allocated specific amounts for any of the foregoing purposes.

    In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to our planned use of proceeds from those described above.

                           DESCRIPTION OF DEBENTURES

GENERAL

    The debentures will be issued under an indenture dated as of July 6, 1979, as supplemented. We refer to the indenture and its supplements together as the "indenture." We urge you to read the indenture because it, and not this prospectus, defines your rights as a holder of debentures. The following summaries are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture, a copy of which is filed as an exhibit to the registration statement that includes this prospectus and is also available for inspection at the office of the trustee.

    The debentures will represent unsecured general obligations of Metropolitan and will be issued in book-entry form without coupons, in fractional denominations of $0.01 or more subject to the stated minimum investment amounts shown on the cover page of this prospectus. The debentures will be sold to the public at 100% of their principal amount, except for the discount debentures which will be sold at a discount to the aggregate principal amount due at maturity. The debentures will be issued in accordance with the minimum investment amounts, maturities and interest or accretion rates listed on the cover page of this prospectus. We may change the stated interest or accretion rates, maturities, and minimum investment amounts of any unissued debentures at any time by supplementing this prospectus. Any change will have no effect on the terms of the debentures sold prior to the date of the change.

    Debentures may be transferred or exchanged for other debentures of the same series, of a like aggregate principal amount, or like accreted value in the case of discount debentures, subject to the limitations contained in the indenture. A $25.00 service charge will be made for any transfer or exchange of debentures. We may also require payment of taxes or other governmental charges imposed in connection with any transfer or exchange. For debentures earning interest, interest will accrue at the rate stated on the cover page of this prospectus from the date of issue until maturity. For discount debentures, the debentures will accrete in value from the date of issue until maturity at the rate of accretion on the cover page of this prospectus. The debentures are not convertible into capital stock or any other securities of Metropolitan.

    The debentures are not subject to redemption prior to maturity, but may be prepaid pursuant to the prepayment on death provision described below. Also, in limited circumstances involving an investor's demonstrated financial hardship, subject to regulatory restrictions affecting redemptions and exchanges of securities during an offering, we may, in our sole discretion, consider a request for an early payment of a debenture upon terms mutually agreed to by the holder of the debenture and Metropolitan. Early payment requests are reviewed in the order received and are subject to review by Metropolitan's executive management.

PAYMENT OF PRINCIPAL AND INTEREST

    If you purchase a debenture where interest is paid, interest will be payable to you under one of several interest payment plans. You may select an interest payment plan at the time you purchase the debentures and can change this plan at any time by giving written notice to Metropolitan. You may elect to have interest paid on a monthly, quarterly or semi-annual basis, without compounding. You may also elect to receive interest payments annually, which will be compounded semi-annually. Or, you may elect to leave the accrued interest with Metropolitan until maturity, in which case it will compound semi-annually at the stated interest rate. Under this compounding option, by giving written notice to Metropolitan, you may withdraw the interest accumulated during the last two completed semi-annual compounding periods as well as the interest accrued from the end of the last compounding period to the date Metropolitan receives the notice. Amounts compounded prior to the last two semi-annual compounding periods are available only at maturity.

    Alternatively, under the installment option, at your election, at the time of investment and subject to the minimum term and investment requirements listed on the cover page of this prospectus, you can receive level monthly installments comprised of principal and interest commencing 30 days from the date of issue of the debenture until maturity. The amount of each installment will be determined by the amortization term you designate at the time the debenture is purchased.

    Finally, under the discount debenture option, no principal or interest payments will be made to you until the maturity date of the discount debenture. The principal on the discount debentures will accrete in value at the rate shown on the cover page of this prospectus from the date of issue until maturity, compounded semi-annually. Before purchasing a discount debenture, you should review the sections entitled "RISK FACTORS" and "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS--Original Issue Discount" in this prospectus.

    For debentures issued through investment advisors that have clients who pay advisory fees, the rate for the debentures specified on the cover page of this prospectus may be increased by up to .50% per annum. The rate on these debentures may be higher because no sales commissions will be paid to investment advisors that have clients paying management fees to the advisor.

MATURITY

    You will be notified in writing between 15 and 45 days prior to the date your debentures will mature. We are not required to periodically fund a sinking fund to pay the debentures at maturity. When a debenture matures, the amounts due on maturity are placed in a separate bank trust account until paid to the registered owner(s). Debentures do not earn interest after the maturity date. Metropolitan will pay the principal and accumulated interest due on matured debentures to the registered owner(s) in cash at Metropolitan's main office in Spokane, Washington or by check mailed to the address designated by the registered owner.

PREPAYMENT ON DEATH

    In the event of the death of a debenture holder, any party entitled to receive some or all of the proceeds from that debenture may elect to have his or her portion of the principal and any accrued but unpaid interest prepaid in full in five consecutive equal monthly installments. Interest will continue to accrue on the declining principal balance of the portion of the debenture being prepaid. No interest penalty will be assessed. Any request for prepayment shall be made to Metropolitan in writing and shall be accompanied by evidence satisfactory to Metropolitan of the death of the registered owner or joint registered owner. Before prepayment, we may require the submission of additional documents or other material which we consider necessary to determine the portion of the proceeds the requesting party is entitled to receive, or assurances which, in our discretion, we consider necessary to fulfill our obligations.

RELATED INDEBTEDNESS

    The indenture governing the debentures does not restrict our ability to issue additional debentures or to incur other debt, including debt that is senior in right of payment to the debentures. Metropolitan's subsidiaries will have no obligation to guarantee or otherwise pay amounts due under the debentures. Therefore, the debentures will be effectively subordinated to all indebtedness and other liabilities and commitments of Metropolitan's subsidiaries. The debentures will not be guaranteed or insured by any other entity or any governmental agency. The indenture does not require us to maintain any specified financial ratios, minimum net worth or minimum working capital. There is no sinking fund for the redemption of the debentures.

    At December 31, 2000, Metropolitan had outstanding approximately $271,659,000, including principal and compounded and accrued interest, of debenture debt and debt ranking equal with the debenture debt, and $40,349,000, including principal and accrued interest, of collateralized debt and similar obligations ranking senior to the debentures. This latter amount excludes insurance company reserves of our insurance company subsidiaries. The debentures offered in this prospectus are senior in liquidation preference only to the outstanding equity securities of Metropolitan. Discount debentures will be issued as Series III-A debentures, and will rank equally with the other debentures offered in this prospectus, which will be issued as Series III debentures. The debentures are subordinate to our collateralized debt and rank equally with our unsecured accounts payable and accrued liabilities. The debentures rank equally with our other debentures and notes that are outstanding. There are no limitations on our ability to incur additional collateralized debt. You should not rely on the terms of the indenture for protection of your investment, but should look rather to the creditworthiness of Metropolitan and its ability to satisfy its obligations.

THE TRUSTEE

    Seattle First National Bank was the trustee under the indenture until March 8, 1996, when SFNB sold its trust activities to First Trust National Association, which assumed all of the duties of the trustee pursuant to the terms of the indenture. First Trust was acquired by US Bank Trust National Association in 1998. US Bank has assumed all of the duties of the trustee in accordance with the terms of the indenture. The trustee is obligated under the indenture to oversee and, if necessary, to take action to enforce fulfillment of Metropolitan's obligations to debenture holders. The trustee is a national banking association with a combined capital and surplus in excess of $100 million. Metropolitan and some of its affiliates may maintain deposit accounts with and may, from time to time, borrow money from the trustee and conduct other banking transactions with it. At September 30, 2000, and as of the date of this prospectus, no loans from the trustee were outstanding. In the event of default, the indenture permits the trustee to become a creditor of Metropolitan and does not preclude the trustee from enforcing its rights as a creditor, including rights as a holder of collateralized indebtedness.

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RIGHTS AND PROCEDURES IN THE EVENT OF DEFAULT

    Events of default include:

    - the failure of Metropolitan to pay interest on any debenture for a period of 30 days after it becomes due and payable;

    - the failure to pay the principal on any debenture when due, including periodic payments of principal for debentures with the installment option;

    - the failure to perform any other covenant in the indenture for 60 days after notice; and

    - some events of bankruptcy, insolvency or reorganization with respect to Metropolitan.

    If an event of default occurs, either the trustee or the holders of 25% or more in principal amount of debentures then outstanding, or principal amount due at maturity in the case of discount debentures, may declare the principal, or accreted value in the case of discount debentures, of all the debentures outstanding to be immediately due and payable.

    The trustee must give the debenture holders notice by mail of any default within 90 days after the occurrence of the default, unless it has been cured or waived. The trustee may withhold the notice if it determines in good faith that withholding the notice is in the best interests of the debenture holders, unless the default is a failure to pay principal or interest on any debenture when due.

    Subject to various conditions, any of these defaults, except for a failure to pay principal or interest when due, may be waived by the holders of a majority in aggregate principal amount of the debentures then outstanding, or principal amount due at maturity in the case of discount debentures. The holders will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any power conferred on the trustee, except as otherwise provided in the indenture. The trustee may require reasonable indemnity from holders of debentures before acting at their direction.

    Within 120 days after the end of each fiscal year, Metropolitan must furnish to the trustee a statement of various officers of Metropolitan concerning their knowledge as to whether or not Metropolitan is in default under the indenture.

MODIFICATION OF THE INDENTURE

    Debenture holders' rights may be modified with the consent of the holders of 66 2/3% of the outstanding principal amounts, or principal due at maturity in the case of discount debentures, of debentures, and 66 2/3% of those series specifically affected. In general, no adverse modification of the terms of payment and no modifications reducing the percentage of debentures required for modification is effective against any debenture holder without his or her consent.

RESTRICTIONS ON CONSOLIDATION, MERGER AND OTHER FUNDAMENTAL CORPORATE CHANGES

    Metropolitan may not consolidate with or merge into any other corporation or transfer substantially all of its assets unless either Metropolitan is the continuing corporation after the consolidation or merger or the person acquiring by conveyance or transfer of the assets is a corporation organized and existing under the laws of the United States, or any state of the United States, which assumes the performance of every covenant of Metropolitan under the indenture and other conditions precedent are fulfilled.

TRANSFER AGENT AND REGISTRAR

    Metropolitan acts as its own transfer agent and registrar of the debentures. A $25.00 service charge will be made for any transfer or exchange of debentures.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

    The following general discussion summarizes various U.S. federal income tax consequences of the holding and disposition of the debentures. This discussion only deals with persons that hold the debentures as capital assets within the meaning of Section 1221 of the Internal Revenue Code, referred to as the "Code," and that purchase the original debentures for cash at original issue. This discussion does not address the U.S. federal income tax consequences that may be relevant to a particular holder subject to special treatment under U.S. federal income tax laws, like dealers in securities or foreign currency, banks, trusts, insurance companies, tax-exempt organizations, persons that hold debentures as part of a straddle, hedge against currency risk or constructive sale or conversion transaction, persons that have a functional currency other than the U.S. dollar and investors in pass-through entities.

    This discussion is based on the Code, the final, temporary and proposed Treasury regulations promulgated under the Code, administrative pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. We have not requested, and will not request, a ruling from the IRS regarding any of the U.S. federal income tax consequences described below. As a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions contained in this prospectus.

    This discussion does not discuss all of the U.S. federal income tax considerations that may be relevant to you. You are urged to consult your own tax advisors regarding the application of U.S. federal income tax laws to your particular situation, as well as the laws of any state, local or foreign taxing jurisdiction.

U.S. HOLDERS

    The following discussion is limited to persons who are U.S. holders. For these purposes, U.S. holder means:

    (a) an individual who is a citizen or resident of the U.S.;

    (b) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any political subdivision of or in the U.S.;

    (c) an estate or trust, the income of which is subject to U.S. federal income tax, regardless of its source;

    (d) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons; or

    (e) a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

STATED INTEREST ON DEBENTURES OTHER THAN THE DISCOUNT DEBENTURES

    Stated interest on a debenture other than a discount debenture will be taxable to a U.S. Holder as ordinary interest income in accordance with the holder's regular method of tax accounting. Those persons who elect to permit Metropolitan to retain interest payments with respect to debentures will be required to include those interest payments in income prior to the receipt of any corresponding cash.

ORIGINAL ISSUE DISCOUNT ON THE DISCOUNT DEBENTURES

    Because the discount debentures will be issued at a substantial discount from their stated principal amount, the discount debentures will be treated as issued with original issue discount for U.S. federal income tax purposes. Original issue discount is the excess of:

    (a) a debenture's stated redemption price at maturity over

    (b) its issue price.

    The stated redemption price at maturity of a discount debenture is the principal amount payable at maturity. The issue price of a discount debenture is the first price at which a substantial amount of the discount debentures are sold to the public for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers.

    A U.S. holder of a discount debenture is required to include original issue discount in income as ordinary interest as it accrues under a constant yield method in advance of receipt of cash payments attributable to that income, regardless of the U.S. holder's regular method of tax accounting. A U.S. holder will not be required to report separately as taxable income actual distributions of stated interest relating to a discount debenture. In general, the amount of original issue discount included in income by a U.S. holder of a discount debenture is the sum of the daily portions of original issue discount for each day during the taxable year, or portion of the year, on which the U.S. holder held the discount debenture. The daily portion is determined by allocating the original issue discount for an accrual period equally to each day in that accrual period. The accrual period for a discount debenture may be of any length and may vary in length over the term of the discount debenture. However, no accrual period may exceed one year, and each scheduled payment of principal or interest must occur either on the first or final day of an accrual period.

    The amount of original issue discount attributable to an accrual period is generally equal to the product of the discount debenture's adjusted issue price at the beginning of that accrual period and its yield to maturity, i.e., the discount rate that, when applied to all payments under the discount debenture, results in a present value equal to the issue price. The adjusted issue price of a discount debenture at the beginning of any accrual period is the issue price of the discount debenture, plus the amount of original issue discount allocable to all prior accrual periods, minus the amount of any prior payments in respect of the discount debenture, including payments of stated interest. Under these rules, a U.S. holder generally must include in income an increasingly greater amount of original issue discount in each successive accrual period.

    If a U.S. holder is a corporation, a small portion of the amount that holder would have to accrue may be characterized, by operation of the applicable high yield debt obligation rules, as a dividend for purposes of securing a dividend received deduction. Corporate U.S. holders are encouraged to consult their tax advisors on this point.

APPLICABLE HIGH YIELD DISCOUNT OBLIGATION

    The original issue discount on any obligation that constitutes an applicable high yield discount obligation generally is not deductible until paid, and deductions relating to portions of original issue discount may be wholly disallowed. The discount debentures may be considered applicable high yield discount obligations. As a result, we may not be allowed a deduction for the accrual of original issue discount on the discount debentures until this interest is actually paid. In addition, a portion of the original issue discount may never be deductible by us.

SALE, EXCHANGE OR REDEMPTION OF DEBENTURES

    Upon the sale, exchange or redemption of a debenture, a U.S. holder generally will recognize taxable gain or loss equal to the difference between:

       (a) the amount realized on that disposition, and

       (b) the U.S. holder's adjusted tax basis in the debenture.

    A U.S. holder's adjusted tax basis in a discount debenture generally will equal the cost of the discount debenture increased by any original issue discount included in income through the date of disposition and decreased by any payments received on the discount debenture, including payments of stated interest.

    Notwithstanding the foregoing, any amounts realized in connection with any sale, exchange, or redemption with respect to accrued interest not previously included in income will be treated as ordinary interest income. A U.S. holder's adjusted tax basis on a debenture other than a discount debenture generally will equal the cost of the debenture less any principal payments received by the holder.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    A U.S. holder of debentures may be subject to backup withholding at a 31% rate relating to reportable payments, which include interest, including original issue discount, or principal paid on or the gross proceeds of a sale, exchange or redemption of the debentures. The payor of any reportable payments will be required to deduct and withhold 31% of these payments if:

    (1) the payee fails to establish that it is entitled to an exemption;

    (2) the payee fails to furnish a correct taxpayer identification number to the payor in the prescribed manner;

    (3) the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect;

    (4) the payee has failed to properly report the receipt of reportable payments and the IRS has notified the payor that backup withholding is required; or

    (5) the payee fails to certify under penalties of perjury that it is not subject to backup withholding.

    If any one of these events occurs with respect to a U.S. holder of debentures, we will be required to withhold 31% of any payments of principal, premium, if any, and interest, including original issue discount, on a debenture.

    Any amount withheld from a payment to a U.S. holder under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax liability, so long as the required information is provided to the IRS. We generally will report to a U.S. holder of debentures and to the IRS the amount of any reportable payments made on the debentures for each calendar year and the amount of tax withheld, if any, relating to these payments. We will report annually to the IRS and to each holder the amount of original issue discount accrued on the debenture for the calendar year.

    Recently adopted Treasury regulations that generally are effective for payments made after December 31, 2000, subject to transition rules, will generally expand the circumstances under which information reporting and backup withholding may apply. You should consult your tax advisors regarding the application of the information reporting and backup withholding rules, including these Treasury regulations.

TAX-EXEMPT PERSONS

    Qualified pension or profit sharing plans and certain other entities may exclude interest from the calculation of unrelated business taxable income, unless such persons' debt obligations are subject to acquisition indebtedness. Acquisition indebtedness includes debt incurred to acquire debt obligations, such as the debentures. Thus, except to the extent that a tax-exempt person acquires debentures subject to acquisition indebtedness, Metropolitan expects that such person may exclude interest paid or accrued with regard to such debentures from the calculation of unrelated business taxable income.

                              PLAN OF DISTRIBUTION

    The debentures are being offered to the public on a continuing best efforts basis through Metropolitan Investment Securities, Inc. ("MIS"), which is one of our affiliates. Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the debentures. A commission will, however, be paid by Metropolitan on most debenture purchases up to a maximum amount of 6% of the debenture price, generally depending on the term of the debenture and whether or not the transaction is a reinvestment or new purchase. For clients that retain an investment advisor and pay management fees to that advisor, no commissions will be paid on those sales. Instead of receiving commissions on these sales, the debentures issued through investment advisors with clients paying advisory fees may have an annual rate of up to .50% per annum in addition to the annual rates specified on the cover page of this prospectus.

    Debentures are offered only for cash or cash equivalents. MIS will transmit funds it receives directly to Metropolitan by noon of the next business day after receipt. During the fiscal year ended September 30, 2000, MIS received commissions of approximately $4,131,000 from Metropolitan on sales of approximately $96,584,000 of Metropolitan's debt securities.

    MIS is a member of the National Association of Securities Dealers, Inc. Due to the affiliation of Metropolitan and MIS, Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to make a recommendation regarding the interest rates to be paid on the debentures offered by this prospectus. Accordingly, MIS has obtained a letter from Roth Capital Partners, Inc. ("Roth"), an NASD member, stating that the interest rates and accretion rates on the debentures, using a formula tied to corresponding interest rates paid by the U.S. Treasury and regional financial institutions, are consistent with Roth's recommendations, which were based on conditions and circumstances existing as of the date of this prospectus. Metropolitan undertakes to maintain the interest rates and accretion rates on debentures no lower than those recommended by Roth based on the formula. Therefore, the yield at which the debentures will be distributed will be no lower than that recommended by Roth. Roth has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the debentures offered in this prospectus, Roth will receive $40,000 in fees plus reimbursement of expenses actually incurred in an amount not to exceed $7,000.

    We have agreed to indemnify Roth against, or make contributions with respect to some liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

    There is not now, and we do not expect that there will be in the future, a public trading market for the debentures. MIS does not intend to make a market for the debentures. See "RISK FACTORS."

    MIS may enter into selected dealer agreements with and reallow to dealers, who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of debentures sold by these dealers.

    Sales of debentures will not be made in discretionary accounts without the prior specific written approval of the customer. In addition, sales will only be made in compliance with the suitability standards listed in Rule 2720 of the NASD Conduct Rules.

                                 LEGAL MATTERS

    The legality of the debentures being offered by this prospectus will be passed upon for Metropolitan by the law firm of Kutak Rock LLP, Denver, Colorado.

                                    EXPERTS

    The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Metropolitan Mortgage & Securities Co., Inc. for the year ended September 30, 2000 have been incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549 and at some of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like Metropolitan that file electronically with the SEC at the following Internet address: (http://www.sec.gov).

    We have filed with the SEC in Washington, D.C. a registration statement on Form S-2 under the Securities Act with respect to the debentures offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    The following documents filed with the SEC are incorporated in this prospectus by reference:

    Annual Report on Form 10-K of Metropolitan for the fiscal year ended September 30, 2000.

    Quarterly Report on Form 10-Q of Metropolitan for the fiscal quarter ended December 31, 2000.

    Current Report on Form 8-K of Metropolitan dated January 8, 2001.

    Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    Metropolitan will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to Corporate Secretary, Metropolitan Mortgage & Securities Co., Inc.,
P.O. Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

                  METROPOLITAN MORTGAGE & SECURITIES CO., INC.

                                     [LOGO]

                   UP TO $100,000,000 INVESTMENT DEBENTURES,
                          SERIES III AND SERIES III-A

                                ----------------

                                   PROSPECTUS
                                ----------------

                                  ______, 2001

                    METROPOLITAN INVESTMENT SECURITIES, INC.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14:    Other Expenses of Issuance and Distribution

SEC Registration Fee........................................  $ 25,000
NASD Filing Fee.............................................    10,500
Independent Underwriter Fee and Expenses....................    40,000
Accounting Fees and Expenses(1).............................    20,000
Legal Fees and Disbursements(1).............................    42,000
Trustee's Fees and Expenses(1)..............................    10,000
Printing Expenses(1)........................................    30,000
Miscellaneous Expenses(1)...................................     2,500
                                                              --------

Total Expenses..............................................  $180,000
                                                              ========

------------

       (1) Estimated

Item 15:    Indemnification of Directors and Officers

           Metropolitan has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Metropolitan's Articles of Incorporation permits indemnification of a director, officer or employee up to the indemnification limits permitted by Washington state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation.

Item 16.    Exhibits

(a)  Exhibits

     1.01       Form of Selling Agreement between Metropolitan and
                Metropolitan Investment Securities, Inc. (incorporated by reference to exhibit 1(a) to Registration No. 333-43889, filed January 8, 1998).

     1.02* Agreement to Act as "Qualified Independent Underwriter," between Metropolitan, Metropolitan Investment
                Securities, Inc. and Roth Capital Partners, Inc. with respect to the debentures to be registered.

     1.03       Form of Pricing Recommendation Letter of Roth Capital
                Partners, Inc. with respect to the debentures to be registered.

     4.01 Indenture, dated as of July 6, 1979, between Metropolitan and Seattle-First National Bank, Trustee (Incorporated by reference to Exhibit 3 to Metropolitan's Annual Report on
                Form 10-K for fiscal 1979).

     4.02 First Supplemental Indenture, dated as of October 3, 1980, between Metropolitan and Seattle-First National Bank,
                Trustee (Incorporated by reference to Exhibit 4 to Metropolitan's Annual Report on Form 10-K for fiscal 1980).

     4.03       Second Supplemental Indenture, dated as of November 12,
                1984, between Metropolitan and Seattle-First National Bank,
                Trustee (Incorporated by reference to Exhibit 4(d) to Registration No. 2-95146)

     4.04 Third Supplemental Indenture, dated as of December 31, 1997, between Metropolitan and First Trust National Association, successor Trustee (Incorporated by reference to Exhibit 4(d) to Metropolitan's Annual Report on Form 10-K filed January 8, 1998).

     4.05*      Fourth Supplemental Indenture between Metropolitan and U.S.
                Bank Trust National Association, dated as of January   ,
                2001.

     5.01 Opinion of Kutak Rock LLP as to the validity of the debentures.

     8.01*      Opinion of Kutak Rock LLP as to tax matters.

     10.01      Employment Agreement between Metropolitan and Michael Kirk
                (Incorporated by reference to Exhibit 10(b) to Metropolitan's Annual Report on Form 10-K filed January 8,
                1998).

     10.02      Employment Agreement between Metropolitan and William D.
                Snider (Incorporated by reference to Exhibit 10(c) to Metropolitan's Quarterly Report on Form 10-Q filed May 20,
                1999).

     10.03      Reinsurance Agreement between Western United Life Assurance
                Company and Old Standard Life Insurance Company
                (Incorporated by reference to Exhibit 10(d) to Metropolitan's Annual Report on Form 10-K filed January 8,
                1998).

     10.04 Master Repurchase Agreement (Incorporated by reference to exhibit 10(f) to Metropolitan's Form 10-Q for the fiscal quarter ended June 30, 1998).

     10.05 Amendment No. 1 to the Master Repurchase Agreement, dated as of May 26, 1998 (Incorporated by reference to Exhibit 10.2 to Metropolitan's Current Report on Form 8-K dated
                September 27, 2000).

     10.06 Amendment No. 1(a) to the Master Repurchase Agreement, dated as of October 8, 1998 (Incorporated by reference to Exhibit 10.3 to Metropolitan's Current Report on Form 8-K dated September 27, 2000).

     10.07 Amendment No. 2 to the Master Repurchase Agreement, dated as of March 8, 1999 (Incorporated by reference to Exhibit 10.4 to Metropolitan's Current Report on Form 8-K dated
                September 27, 2000).

     10.08 Amendment No. 3 to the Master Repurchase Agreement, dated as of February 11, 2000 (Incorporated by reference to Exhibit 10.5 to Metropolitan's Current Report on Form 8-K dated September 27, 2000).

     10.09 Amendment No. 5 to the Master Repurchase Agreement, dated as of September 27, 2000 (Incorporated by reference to Exhibit 10.6 to Metropolitan's Current Report on Form 8-K dated September 27, 2000).

     12.01 Statement of computation of ratio of earnings to fixed charges and preferred stock dividends (Incorporated by reference to Exhibit 12 to Metropolitan's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31,
                2000).

     23.01      Consent of PricewaterhouseCoopers LLP, Independent
                Accountants.

     23.02      Consent of Kutak Rock LLP (included in Exhibits 5.01 and
                8.01).

     24.01      The Power of Attorney, included on Page II-5 of the
                Registration Statement, is incorporated herein by reference.

     25.01      Statement of eligibility of trustee.

------------

       *   To be filed by amendment.

Item 17.    Undertakings

    (a) The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the
                Securities Act of 1933, as amended (the "Act");

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

       (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

       (1) For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 21st day of February, 2001.

                                                      METROPOLITAN MORTGAGE & SECURITIES CO., INC.

                                                      /s/ C. Paul Sandifur, Jr.
                                                      ------------------------------------------------
                                                      C. Paul Sandifur, Jr., President

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint C. Paul Sandifur, Jr. their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                   TITLE                         DATE
                ---------                                   -----                         ----
/s/ C. Paul Sandifur, Jr.                   President, Chief Executive Officer and  February 21, 2001
---------------------------------           Chairman of the Board
C. Paul Sandifur, Jr.                       (Principal Executive Officer)

/s/ William D. Snider                       Chief Financial Officer                 February 21, 2001
---------------------------------           (Principal Accounting Officer)
William D. Snider

/s/ Reuel Swanson                           Secretary and Director                  February 21, 2001
---------------------------------
Reuel Swanson

/s/ Irv Marcus                              Director                                February 21, 2001
---------------------------------
Irv Marcus

/s/ John T. Trimble                         Director                                February 21, 2001
---------------------------------
John T. Trimble

                                 EXHIBIT INDEX

      EXHIBITS
---------------------
         1.01           Form of Selling Agreement between Metropolitan and
                        Metropolitan Investment Securities, Inc. (Incorporated by
                        reference to exhibit 1(a) to Registration No. 333-43889,
                        filed January 8, 1998).

         1.02* Agreement to Act as "Qualified Independent Underwriter," between Metropolitan, Metropolitan Investment
                        Securities, Inc. and Roth Capital Partners, Inc. with respect to the debentures to be registered.

         1.03           Form of Pricing Recommendation Letter of Roth Capital
                        Partners, Inc. with respect to the debentures to be registered.

         4.01 Indenture, dated as of July 6, 1979, between Metropolitan and Seattle-First National Bank, Trustee (Incorporated by reference to Exhibit 3 to Metropolitan's Annual Report on
                        Form 10-K for fiscal 1979).

         4.02           First Supplemental Indenture, dated as of October 3, 1980, between Metropolitan and Seattle-First National Bank,
                        Trustee (Incorporated by reference to Exhibit 4 to
                        Metropolitan's Annual Report on Form 10-K for fiscal 1980).

         4.03           Second Supplemental Indenture, dated as of November 12,
                        1984, between Metropolitan and Seattle-First National Bank,
                        Trustee (Incorporated by reference to Exhibit 4(d) to
                        Registration No. 2-95146)

         4.04           Third Supplemental Indenture, dated as of December 31, 1997, between Metropolitan and First Trust National Association, successor Trustee (Incorporated by reference to
                        Exhibit 4(d) to Metropolitan's Annual Report on Form 10-K
                        filed January 8, 1998).

         4.05*          Fourth Supplemental Indenture between Metropolitan and U.S.
                        Bank Trust National Association, dated as of January   ,
                        2001.

         5.01 Opinion of Kutak Rock LLP as to the validity of the debentures.

         8.01*          Opinion of Kutak Rock LLP as to tax matters.

        10.01           Employment Agreement between Metropolitan and Michael Kirk
                        (Incorporated by reference to Exhibit 10(b) to Metropolitan's Annual Report on Form 10-K filed January 8,
                        1998).

        10.02           Employment Agreement between Metropolitan and William D.
                        Snider (Incorporated by reference to Exhibit 10(c) to Metropolitan's Quarterly Report on Form 10-Q filed May 20,
                        1999).

        10.03           Reinsurance Agreement between Western United Life Assurance
                        Company and Old Standard Life Insurance Company
                        (Incorporated by reference to Exhibit 10(d) to
                        Metropolitan's Annual Report on Form 10-K filed January 8,
                        1998).

        10.04 Master Repurchase Agreement (Incorporated by reference to exhibit 10(f) to Metropolitan's Form 10-Q for the fiscal quarter ended June 30, 1998).

        10.05           Amendment No. 1 to the Master Repurchase Agreement, dated as of May 26, 1998 (Incorporated by reference to Exhibit 10.2 to Metropolitan's Current Report on Form 8-K dated
                        September 27, 2000).

        10.06           Amendment No. 1(a) to the Master Repurchase Agreement, dated as of October 8, 1998 (Incorporated by reference to
                        Exhibit 10.3 to Metropolitan's Current Report on Form 8-K
                        dated September 27, 2000).

        10.07           Amendment No. 2 to the Master Repurchase Agreement, dated as of March 8, 1999 (Incorporated by reference to Exhibit 10.4 to Metropolitan's Current Report on Form 8-K dated
                        September 27, 2000).

        10.08           Amendment No. 3 to the Master Repurchase Agreement, dated as of February 11, 2000 (Incorporated by reference to
                        Exhibit 10.5 to Metropolitan's Current Report on Form 8-K
                        dated September 27, 2000).

        10.09           Amendment No. 5 to the Master Repurchase Agreement, dated as of September 27, 2000 (Incorporated by reference to
                        Exhibit 10.6 to Metropolitan's Current Report on Form 8-K
                        dated September 27, 2000).

        12.01 Statement of computation of ratio of earnings to fixed charges and preferred stock dividends (Incorporated by reference to Exhibit 12 to Metropolitan's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31,
                        2000).

        23.01           Consent of PricewaterhouseCoopers LLP, Independent
                        Accountants.

        23.02           Consent of Kutak Rock LLP (included in Exhibits 5.01 and
                        8.01).

        24.01           The Power of Attorney, included on Page II-5 of the
                        Registration Statement, is incorporated herein by reference.

        25.01           Statement of eligibility of trustee.

------------------------

*   To be filed by amendment.